(Check One): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER
CUSIP NUMBER

For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Mirae Corporation

Full Name of Registrant

Former Name If Applicable

#9-2, Cha Am-Dong

Address of Principal Executive Office (Street and Number)

Cheon An, Chung Cheong Nam-Do 330-200, Republic of Korea

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR the transition report or portion thereof, could not be filed within the prescribed time period.

Mirae Corporation (the “Company”) is unable to file its annual report on Form 20-F for the fiscal year ended December 31, 2006 (the “Form 20-F”) by July 2, 2007 (the “Prescribed Due Date”).

The delay in the filing of the Form 20-F is principally the result of the Company’s inability to prepare its consolidated financial statements as of and for the fiscal year ended December 31, 2006 (the “Consolidated Financial Statements”) in a timely manner. The delay in the preparation of the Consolidated Financial Statements results from the fact that the Company’s affiliate, Cyber Bank Corporation (“Cyber Bank”), which the Company has in the past consolidated, was not able to conduct a physical inventory count as of December 31, 2006. As a result of the delay in conducting such physical inventory count, the Company needs more time to complete its accounting records over inventories.

In light of the foregoing, the Company will not be able to file the Form 20-F by the Prescribed Due Date. The Company’s management expects that the Company will be able to file the Form 20-F within the 15-day extension period permitted .

PART IV — OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification

Soon Do Kwon, President & Chief Executive Officer,	(8241)	621-5070
(Name)	(Area Code)	(Telephone Number)

2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

3.	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Mirae Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2007	By:	/s/ Soon Do Kwon
Soon Do Kwon President & Chief Executive Officer